

October 20, 2020

Alan Hirzel
Chief Executive Officer
Abcam plc
Discovery Drive
Cambridge Biomedical Campus
Cambridge, CB2 0AX
United Kingdom

> **Re: Abcam plc**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed October 19, 2020**
> **File No. 333-249263**

Dear Mr. Hirzel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed October 19, 2020

Exhibits

1.   We refer to the the legal opinion filed as Exhibit 5.1. Please have counsel revise to delete assumptions (k), (l) and (m) in schedule 1 or explain to us why these assumptions are appropriate. Also have counsel revise the limitations on reliance in section 4 of the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Staff Legal Bulletin No. 19 Sections II.B.3.a and II.B.3.d, respectively.

You may contact Ameen Hamady at 202-551-3891 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili